Exhibit 99.2

AZUL S.A.
Publicly-held Company
CNPJ/MF No. 09.305.994/0001-29
NIRE 35.300.361.130

RESTRICTED SHARES GRANTING PLAN

1.       PURPOSE OF THE PLAN

1.1.       This Restricted Shares Plan of Azul S.A. (“Azul”) and its direct and indirect subsidiaries (collectively referred to herein as the “Company”) (the “Plan”) is established in accordance with (i) applicable legal and regulatory provisions and (ii) the restructuring plan filed by the Company and its subsidiaries under Chapter 11 of the United States Bankruptcy Code before the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Plan”).

1.2.       The purpose of the Plan is to grant to selected officers, directors, employees and other executives of the Company (the “Participants”) the right to receive common shares issued by Azul (the “Restricted Shares”), subject to certain vesting and performance metrics to be determined by the Strategy Committee of the Company, with the objective to:

(i)	promote a greater alignment of interests between the Participants and the shareholders of Azul in the pursuit of sustainable growth of the Company’s business;
(ii)	strive to achieve the Company’s corporate goals and objectives;
(iii)	enhance the Company’s ability to attract, retain, and motivate the Participants, fostering a long-term commitment to the Company’s goals; and
(iv)	share the creation of value, as well as the risks associated in the Company’s business.

2.       GRANTING RULES AND ADMINISTRATION

2.1.       The Plan will be divided into one or more programs, subject to the Global Grant Limit, as defined below (the “Programs”). The Participants’ adherence to the Plan and its Programs requires the execution of an agreement between the Participant and Azul setting forth the applicable rules, terms and conditions regarding the granting of Restricted Shares, that will be complied with by the Participant to be eligible for the benefits of the Plan and the respective Program (the “Grant Agreement”).

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2.2.       No provision of this Plan, the Programs, or the respective Grant Agreements will vest any of the Participants with the right to remain in their position until the conclusion of their respective term, to be reelected to their respective position, or to maintain their employment or executive position with the Company, neither will it interfere in any way with the Company’s right to terminate, at any time and at its sole discretion in accordance with applicable law and the governance rules of the Company, the relevant term of office, employment or service agreement, as the case may be.

2.3.       Pursuant to Azul’s Bylaws, the Strategy Committee of Azul shall have the sole, exclusive and full authority and responsibility to oversee, organize, interpret and manage the Plan, the Programs, and, with due regard to the legal authority of the Board of Directors required under applicable law and to the extent required under the Azul’s Bylaws, for the issuance of Restricted Shares and the grant of Restricted Shares, in all cases according to the terms and conditions set forth herein. Such authority shall include, without limitation, the power to designate eligible Participants and approve grants to such Participants under the Plan, determine all terms and conditions of the Programs and the Grant Agreements to be entered into, and allocate the Restricted Shares among the Participants. All terms and conditions of the Plan, including, without limitation, eligibility criteria, participant selection, exercise price, allocation, timing, vesting conditions, and the interpretation, administration, and enforcement of the Plan, shall be determined by the Strategy Committee and be included in the relevant Programs and Grant Agreements.

2.3.1.       Azul’s Remuneration Committee shall support the Strategy Committee within its scope of authority in matters relating to the Plan, by providing advice and consultation whenever requested by the Strategy Committee, including, but not limited to, with respect to any resolutions to be adopted by the Strategy Committee in situations not contemplated by the Plan or in connection with any conflicts arising therefrom. The Strategy Committee shall have the authority to override any recommendations made by the Remuneration Committee with respect to the Plan, which shall act exclusively in an advisory capacity.

3.       PROCEDURE FOR GRANTING RESTRICTED SHARES

3.1.       Each Restricted Share shall entitle its holder to receive one (1) common share of the Company strictly under the terms and conditions established in this Plan, in the Programs and the Grant Agreements, with due regard to the applicable rules on anti-dilution protection provided in each Program and Grant Agreement.

3.2.       The grants of Restricted Shares to Participants will be formalized through the execution of the respective Grant Agreement between the Company and each Participant.

3.3.       For each Program, the Strategy Committee will define the Participants and the number of Restricted Shares that the Participant will have the right to receive (subject to the Global Grant Limit, as defined below), any applicable vesting and performance requirements, as well as other terms and conditions applicable, always in accordance with the provisions of this Plan, which shall be incorporated by reference into the respective Grant Agreements.

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3.4.       The effective transfer of the underlying shares of each Restricted Share to the Participant will only occur upon the fulfillment of the vesting, performance and other conditions set forth in this Plan, the Programs, and the Grant Agreements, so that the approval of the Programs or the execution of the Grant Agreements alone does not grant the Participant any rights over the underlying shares nor does it guarantee their receipt.

3.5.       No shares will be delivered by the Company to the Participant as a result of the Restricted Shares grant unless (i) under the terms of the respective Grant Agreement; and (ii) all legal, regulatory, and contractual requirements have been fully fulfilled.

3.6.       The granting of Restricted Shares will not confer on Participants any rights as shareholders of Azul. The Participants will only be entitled to the rights conferred by the common shares issued by Azul after the effective transfer of the shares, in accordance with the provisions of the Brazilian Law 6,404/76 (the “Brazilian Corporations Law”), from the moment they effectively become shareholders of Azul, through the subscription or delivery of the shares resulting from the fulfillment of all conditions tied to the Restricted Shares, as stipulated in this Plan, in the respective Program and in the Grant Agreement.

4.       SHARES INCLUDED IN THE PLAN

4.1.       Share Limit. The granting of Restricted Shares must respect the maximum limit of 7.0% (seven percent) of the Share Capital of Azul on a Fully Diluted Basis of Azul (“Global Grant Limit”) and, in any event, comply with the restructuring plan of the Company. Each Program and relevant Grant Agreement shall contain detailed rules on any anti-dilution protection afforded to the granted Restricted Shares.

4.1.1.       For the purposes of this Plan, “Share Capital of Azul on a Fully Diluted Basis of Azul” means the sum of:

(i)	all issued and outstanding shares that compose the share capital of Azul as of the date on which this Plan becomes effective;
(ii)	when effectively issued, all shares issuable by Azul under grants that have been awarded up to January 21, 2026 and that become vested in accordance with the Company’s incentive plans in force as of the date on which this Plan becomes effective;
(iii)	all shares that may be issued by Azul upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities and other rights to acquire or subscribe for shares, issued or granted by the Company in connection with the Company’s Chapter 11 Plan (whether on the date hereof or when effectively issued), including but not limited to (jointly, the “Future Transactions”):
(a)	the issuance of shares by Azul in connection with the Equity Rights Offering, as defined in the Chapter 11 Plan;

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(b)	the issuance of shares by Azul in connection with the transactions contemplated in the Strategics Investment Agreements, as defined in the Chapter 11 Plan; and
(c)	the issuance of shares by Azul in connection with the exercise of the GUC Warrants by the relevant holders, as defined in the Chapter 11 Plan.

4.2.       In order to deliver the Restricted Shares to the relevant Participants, the Company may (i) use common shares held in treasury; and/or (ii) issue additional common shares, up to the Global Grant Limit, as per Section 4.1 above.

4.2.1.       Upon approval by the Strategy Committee, the Company may opt, at its sole discretion, to settle the Restricted Share delivery in cash, considering the volume weighted average price of the shares over the last 30 trading sessions.

4.2.2.       If Azul does not hold a sufficient number of common shares in treasury for settlement of the Restricted Shares upon fulfillment of the applicable vesting conditions, Azul shall issue additional common shares which will be subscribed by each beneficiary for the total aggregate amount of R$ 1.00 (one Real) encompassing all common shares subject to the grant, always with due regard to the Global Grant Limit. The nominal subscription price of R$ 1.00 for the full lot of common shares under each relevant Grant may not be changed by the Board of Directors or Strategy Committee.

4.3.       The shareholders of Azul will not have pre-emptive rights in relation to any Restricted Shares.

4.4.       The Strategy Committee will have full discretion to determine the number of Restricted Shares to be granted under each Program, with no limit on the number that may be granted in each Program, provided that the Global Grant Limit is observed.

4.5.       The Strategy Committee shall not increase the Global Grant Limit without prior approval from Azul’s general shareholders’ meeting.

4.6.       Pursuant to the Company’s Chapter 11 Plan, from the Global Grant Limit of 7.0% (seven percent), 1.0% (one percent) shall vest immediately on the date on which this Plan becomes effective (“Early Vested Shares”), in accordance with Section 5.1 below, and shall not have any other performance requirements or conditions. Therefore, the Strategy Committee is authorized to allocate the relevant Restricted Shares to any eligible Participant which will then be entitled to immediately receive or subscribe the underlying shares, without the need of any separate Program or Grant Agreement. For the avoidance of doubt, as outlined in Section 6.2 below, the Early Vested Shares actually issued on the effective date shall not exceed 1.0% (one percent) of the share capital of Azul on the effective date and shall be grossed up for Future Transactions up to a limit of 1.0% (one percent) of the Share Capital of Azul on a Fully Diluted Basis.

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4.6.1.       The Early Vested Shares may be allocated by the Strategy Committee taking into account, among other factors and in accordance with Section 1.2 above, the role performed by the relevant Participant(s) in the implementation of the Company’s Chapter 11 Plan.

5.       PLAN TERM

5.1.       This Plan is subject to approval by Azul’s shareholders general meeting and its effectiveness shall be conditioned to the consummation of the Chapter 11 Plan and the Company emerging from Chapter 11.

5.2.       This Plan shall remain in effect for an indefinite period, until its full allocation and fulfillment. The rules established herein apply exclusively to this Plan and shall not extend to other compensation plans of the Company already in effect or that may be approved in the future.

5.3.       The granting of the Restricted Shares to Participants under any of the Programs does not obligate the Company to provide such incentives in future Programs or in any similar format in subsequent years. The Company retains the prerogative to analyze and decide on the potential provision of similar incentives in future years.

6.                ADJUSTMENT IN THE NUMBER OF SHARES

6.1.       If the number of shares issued by Azul is increased or decreased due to stock dividends, splits, or reverse splits, appropriate adjustments will be made by the Strategy Committee in the Programs and the Grant Agreements to reflect such changes in the number of Restricted Shares granted.

6.2.       If any Restricted Shares (or Early Vested Shares) are granted prior to the consummation of any Future Transaction, the relevant Participant shall be entitled, in addition to the Restricted Shares or common shares already received, to receive, immediately following the consummation of any such Future Transaction, a number of additional Restricted Shares (the “Additional Restricted Shares”) or, if the Restricted Shares have fully vested, additional common shares (the “Additional Shares”) necessary to ensure that the Participant maintains the original percentage of the Global Grant Limit intended to be granted to such Participant, as set forth in the applicable Grant Agreement and, in the case of Early Vested Shares, pursuant to this Plan. The procedure described in this Section 6.2 shall be repeated each time a Future Transaction is consummated and shall take into account the percentage of Restricted Shares already vested by the relevant Participant when determining the number of Additional Restricted Shares and Additional Shares to be granted to such Participant, as applicable.

7.                GENERAL PROVISIONS

7.1.       Execution of the respective Grant Agreements shall constitute the Participant’s express, irrevocable, and irreversible acceptance of all terms of the Plan.

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7.2.       The rights and obligations arising from the Plan and the Grant Agreements are personal and nontransferable, and may not be assigned or transferred, in whole or in part, by any party, nor pledged as security for obligations, without the prior written consent of the other party, unless expressly provided for in the Plan.

7.3.       The Company’s abstention or failure to exercise any right, power, remedy, or privilege granted by law, the Plan, or the Grant Agreements, or any tolerance of delays in compliance by the Company, shall not constitute a waiver of such rights, powers, remedies, or privileges. The Company may, at its sole discretion, exercise such rights, powers, remedies, or privileges at any time, which are cumulative and not exclusive to those provided by law.

7.4.       Omissions or doubts that may arise will be resolved by the Strategy Committee, with the assistance of the Remuneration Committee. In case of conflict, the provisions of this Plan prevail over the Grant Agreement and the Program.

7.5.       Any and all disputes or controversies that may arise related to, or arising from, in particular, the application, validity, effectiveness, interpretation, breach, and the effects of this Plan, its Programs and Grant Agreements shall be resolved by means of arbitration, before the Market Arbitration Chamber.

7.5.1.       Without prejudice to the validity of this arbitration clause, any request for urgent measures by the parties, before the Arbitral Tribunal is constituted, shall be referred to the Judiciary, in accordance with Item 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

7.6.       The Company will withhold any and all taxes due in relation to any transaction or transfer involving the Restricted Shares, as well as take any other measures it deems necessary for the faithful compliance by the Company and the Participants with the legislation applicable to this Plan and the Restricted Shares.

7.7.       This Plan constitutes the sole equity-based incentive plan of the Company, to be effective and subject to the terms and conditions set forth in Item 5.1 above. Upon the effectiveness of this Plan, it shall supersede, replace and prevail over any and all prior equity incentive, stock option, restricted stock, share-based compensation or similar plans or programs of the Company providing for the issuance or delivery of shares (whether currently in effect, terminated, expired, cancelled or otherwise).

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